                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                   Stratabase
                                   ----------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                     855699
                                 (CUSIP Number)

                                David Lubin, Esq.
                     c/o Ehrenreich, Eilenberg & Krause, LLP
                         11 East 44th Street, 17th floor
                               New York, NY 10017
                                 (212) 986-9700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4


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

CUSIP 855699                                           Stratabase                  Page 2 of 4
--------- ------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
 1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          New Horizons L.P.

--------- ------------------------------------------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) [_] (b) [_]

--------- ------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------

 4         SOURCE OF FUNDS (See Instructions)

           N/A
--------- ------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------- ----- ------------------------------------------------------------------------------------

                                   7     SOLE VOTING POWER
                                             0
Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
                                  ----- ------------------------------------------------------------------------------------

                                   8     SHARED VOTING POWER
                                             0
                                  ----- ------------------------------------------------------------------------------------

                                   9     SOLE DISPOSITIVE POWER
                                            0
                                  ----- ------------------------------------------------------------------------------------

                                  10     SHARED DISPOSITIVE POWER
                                             0
--------- ------------------------------------------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0
--------- ------------------------------------------------------------------------------------------------------------------

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ------------------------------------------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------- ------------------------------------------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
                    PN

--------- ------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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AMENDMENT NO. 5 TO SCHEDULE 13D


         This is Amendment No. 5 to the Statement on Schedule 13D filed by New Horizons L.P. (the "Reporting Person") with respect to the common stock, par value $.001 per share (the "Shares"), of Stratabase, a Nevada corporation (the "Issuer"), dated November 10, 1999, as amended by Amendment No. 1 dated August 12, 2001, Amendment No. 2 dated November 27, 2001, Amendment No. 3 dated May 1, 2002 and Amendment No. 4 dated May 14, 2002.


Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:


         (e) As of December 8, 2003, the Reporting Person ceased to be the owner of any shares of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          As of December 8, 2003, the Reporting Person sold all the 459,425 shares of the Issuer owned by the Reporting Person (representing 5.78% of the issued and outstanding share capital of the Issuer). The shares owned by the Reporting Person were purchased by two foreign persons. The per share purchase price was twenty-five cents, or an aggregate of $114,856.25.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to the Statement is true, complete and correct.


Date:  December 11, 2003



                                           NEW HORIZONS L.P.
                                           By: Soros Inc., its general partner


                                            /s/ Joseph MacDonald
                                            --------------------
                                           Joseph MacDonald, president